September 1, 2011

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attn: John Coleman and Brad Skinner

Re:	Goldcorp Inc. Form 40-F for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 001-12970

Dear Mr. Coleman:

We are writing this letter on behalf of our client, Goldcorp Inc. (the “Company”), with respect to your letter dated August 4, 2011 (the “Comment Letter”). We are confirming that, as discussed with our firm and in order to allow the Company sufficient time to respond to your comments and provide the requested information, the Company will have until September 8, 2011 to respond to your Comment Letter.

Thank you for your consideration. If you have any questions regarding this matter, please do not hesitate to contact me at the numbers set forth above.

Sincerely,

/s/ David S. Stone

cc:	Anna M. Tudela Benjamin H. Lee